[redacted]

15048962

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 2 2015
WASH, D.C.
201

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48535

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Leerink Partners LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Federal Street, 37th Floor
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Gentile — 212-277-6042
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name — if individual, state last, first, middle name)

2 International Place	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Joseph Gentile, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Leerink Partners LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHLEEN CHIODO
Notary Public, State of New York
No. 01CH6314151
Qualified in Westchester County
Commission Expires November 3, 2018

Joseph R. Gentile
Signature

Chief Administrative Officer
Title

Kathleen Chiodo
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the Securities Investor Protection Corporation Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) A report describing the Broker-Dealer's compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report") and Report of Independent Registered Public Accounting thereon.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Leerink Partners LLC

Statement of Financial Condition

December 31, 2014

Contents

BDO

Tel: 617-422-0700
Fax: 617-422-0909
www.bdo.com

Two International Place
Boston, MA 02110

Report of Independent Registered Public Accounting Firm

The Board of Managers
Leerink Partners LLC
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Leerink Partners LLC as of December 31, 2014. This financial statement is the responsibility of Leerink Partners LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. Leerink Partners LLC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Leerink Partners LLC's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Leerink Partners LLC at December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

BDO USA LLP

February 27, 2015

Leerink Partners LLC
Statement of Financial Condition
December 31, 2014

Assets	
Cash and cash equivalents	$109,366,301
Receivable from and deposit with clearing organization	7,317,301
Receivable from customers, net of allowance for doubtful accounts of $5,473	18,239,425
Notes receivable from employees, net of accumulated amortization of $3,958,316	4,977,022
Marketable securities, at fair value	2,218,616
Non-marketable securities, at fair value	1,017,936
Due from affiliates	4,435,290
Prepaid expenses	2,311,087
Furniture, equipment, and leasehold improvements, net	2,435,231
Goodwill	623,026
Other assets	1,481,483
Total assets	$154,422,718
Liabilities and members' equity	
Liabilities:	
Securities sold, not yet purchased, at fair value	$ 2,146,992
Accrued compensation, employee benefits, and payroll taxes	71,401,188
Payable to brokers	10,323,422
Accounts payable and accrued expenses	8,241,130
Deferred revenue	560,619
	92,673,351
Commitments and contingencies (Note 7)	-
Members' equity	61,749,367
Total liabilities and members' equity	$154,422,718

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Leerink Partners LLC (the "Company") is an investment bank focused on providing companies with capital-raising services, financial advice on mergers and acquisitions, sales and trading services and research. The Company is registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer under Section 15(b) of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a majority-owned subsidiary of Leerink Holdings LLC ("Holdings"). The Company's name was Leerink Swann LLC until it legally changed its name effective January 2, 2014.

As of and effective January 1, 2014, certain unitholders of Holdings contributed units of Holdings to a new entity and formed Leerink Special Holdings LLC ("Special Holdings"). As a result of this transaction, Special Holdings owns 1 per cent of the Company, and Holdings owns 99 per cent of the Company. Holdings is the managing member of the Company.

As a non-clearing introducing broker, all customer transactions are cleared on a fully disclosed basis through an unrelated third-party clearing firm ("Pershing LLC"), which is also a registered broker-dealer.

2. Significant Accounting Policies

Basis of Presentation

The financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the Company's financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could significantly differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as liquid investments, with original maturities of less than ninety days. Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses on such accounts.

Receivable from and Deposit with Clearing Organization

Receivable from and deposit with clearing organization includes cash held at Pershing LLC, amounts receivable or payable for unsettled transactions and cash that is kept on deposit with

Pershing LLC, which represents the minimum balance required to be maintained in order to utilize its services. These balances are presented net (assets less liabilities) across balances with Pershing LLC. The minimum deposit balance of $250,232 held at Pershing LLC is subject to withdrawal restrictions such that the Company would be prohibited from doing business with Pershing LLC if the minimum cash balance on deposit is not maintained.

Securities

The Company measures its securities at fair value in accordance with *Fair Value Measurement* ("ASC 820"). Marketable securities are carried at fair value based upon quoted market prices. At December 31, 2014, all marketable securities owned were equity securities.

Non-marketable securities are recorded at fair value and consist of investments in hedge funds and equity positions in private companies, some of which are in the early stages of development. The fair value of the investments in hedge funds is equal to the Company's pro rata interest in the net assets of each hedge fund, which is supplied by the hedge fund manager to the Company at least on a quarterly basis. The fair value of a hedge fund investment is reviewed by the Company in accordance with its internal investment policy based upon its knowledge of the hedge fund's investment strategy and current market conditions. Subject to withdrawal restrictions, the Company may liquidate its position in the hedge funds at the fair value indicated on the most recent quarterly statement provided by the hedge fund manager with a minimum of 30-day notice.

The fair value of the equity investments in the private companies is determined by management after considering the available market information and its knowledge of the companies, which may include information provided by third parties familiar with such financial instruments. In all cases, the Company values its investments in non-marketable securities based upon reasonably available relevant information that it considers material. Because of the inherent uncertainty of any valuation in non-publicly traded funds or companies, the fair value ascribed to such investments may differ significantly from the values that would have been used had a ready market for the investments held by the Company been available.

Notes Receivable from Employees and Advances to Employees

Notes receivable from employees represent loans to employees in anticipation of their continued employment in accordance with each specific agreement. Notes are typically collateralized by ownership units of Holdings and will be forgiven at some future date, typically from one to five years. Certain loans provide for interest at a fair market rate. The notes are amortized over time, and the amortization is included in compensation expense. The Company establishes a bad debt reserve for notes receivable from employees and advances to employees when collection is considered by management to be doubtful, primarily in cases when the employee has left the Company before the note or advance had been fully forgiven.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets ranging from three to seven years for furniture and equipment. Leasehold improvements are amortized over the lesser of the estimated useful life or the remaining lease term, using the straight-line method.

Certain internal and external costs incurred in connection with developing or obtaining software for internal use are capitalized and amortized on a straight-line basis over the shorter of the estimated useful life of the software or three years beginning when the software project is complete and the application is put into production.

Furniture, equipment and leasehold improvements are tested for impairment whenever changes in facts or circumstances indicate that the carrying amount of the asset may not be recoverable and it exceeds fair value.

Goodwill

Goodwill is not amortized, but is reviewed for impairment on at least an annual basis, or more frequently when circumstances indicate impairment could exist. An impairment loss is recognized if the estimated fair value of the Company is less than its book value, and is recorded in the Statement of Income for that period.

The Company completed its annual evaluation of goodwill as of December 31, 2014 and determined that no impairment charge was required. Subsequent to December 31, 2014, no events have occurred, or circumstances have changed that would indicate an impairment could exist.

Goodwill is related to the 2001 acquisition of MEDACorp, a division of the Company.

Securities Sold, Not Yet Purchased

Securities sold, not yet purchased, represent obligations of the Company to deliver specified securities at contracted prices, and thereby, create a liability to purchase the security in the market at prevailing prices. Such securities are recorded as liabilities in the Statement of Financial Condition at fair value on a trade date basis. There is an element of off-balance sheet risk in that if these securities increase in value, it will be necessary to purchase the securities at an amount in excess of the obligation reflected on the Statement of Financial Condition.

Payable to Brokers

Payable to brokers includes amounts payable to other broker-dealers arising from unsettled corporate finance transactions whereby the Company acted as the lead underwriter for an

underwriting transaction. Such amounts are typically settled within ninety days following the closing of a corporate finance transaction.

Share-Based Compensation

Share-based compensation is recorded based upon the fair value of the share-based payment as of the grant date. The fair value as of the grant date, or cost of the award, is recognized over the period during which an employee is required to provide service in exchange for the award, referred to as the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. If vesting is based solely on one or more service, market, or performance conditions, any previously recognized compensation cost is reversed if the award does not vest (that is, the requisite service is not rendered). This would include instances when previously issued awards are forfeited by the employee. Costs not paid to Holdings in exchange for the awards are recorded as capital contributions.

Guarantees

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, there are no claims currently pending for which indemnification could be sought and, accordingly, the Company has not recorded any contingent liability in the financial statements for these indemnifications.

Income Taxes

The Company is a limited liability company which is taxed as a partnership. The taxable income or loss of the Company is included in the federal and state income tax returns of the Company's individual members. As a partnership, a portion of the Company's earnings is subject to unincorporated business taxes related to conducting business in certain state and local jurisdictions. No income tax provision is required on the remaining earnings of the Company as it is a partnership, and therefore the remaining tax effects of its activities accrue directly to its members.

The Company applies the provisions of ASC 740, *Income Taxes*, which clarifies the accounting and reporting of income tax uncertainties, and requires additional disclosures related to uncertain income tax positions. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 requires that the Company determine whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the

Company presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. As of December 31, 2014, there was no impact to the financial statements related to accounting for uncertainty in income taxes.

New Accounting Standard Not Yet Adopted

Presentation of Financial Statements – Going Concern
In August 2014, the FASB issued ASU No. 2014-15, *Presentation of Financial Statements – Going Concern,* which defines when and how companies are required to disclose going concern uncertainties, which must be evaluated each annual period. Specifically, it requires management to determine whether substantial doubt exists regarding the entity's going concern presumption. The new guidance is effective for the Company's fiscal year ending December 31, 2017 on a prospective basis. The Company is currently evaluating the potential impact of this new guidance on its financial statements and the related disclosures. Early adoption is permitted.

3. Significant Risk Factors

In the normal course of business, the Company enters into transactions in various financial instruments. The Company's financial instruments are subject to, but are not limited to, the following risks:

Off-balance sheet risk
Some of the Company's financial instruments contain off-balance sheet risk. Generally, these financial instruments represent future commitments to purchase or sell other financial instruments at specific terms at specific future dates. The changes in the fair value of the securities sold, not yet purchased may be in excess of the amounts recognized in the Statement of Financial Condition.

Market risk
Market risk represents the potential loss that can be caused by a change in the fair value of the marketable securities owned by the Company.

Credit risk
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and investment companies. Credit risk represents the potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their obligations to the Company. The Company minimizes its exposure to credit risk by conducting transactions with established, reputable financial institutions. Counterparty exposure is monitored on a regular basis.

Operational risk
Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The Company outsources a portion of its critical business functions to third party firms. Accordingly, the Company negotiates its agreements with these

firms with attention focused not only on the delivery of core services but also on the safeguards afforded by back-up systems and disaster recovery capabilities.

4. Fair Value Measurements

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It also establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1: Financial assets and liabilities are classified as Level 1 if their value is observable in an active market for identical assets or liabilities.

Level 2: Financial assets and liabilities are classified as Level 2 if they are valued using quoted prices for identical or similar instruments in markets that are not active, or for which all significant inputs, other than Level 1, are observable, either directly or indirectly.

Level 3: Financial assets and liabilities are classified as Level 3 if their valuation incorporates significant inputs that are unobservable or supported by little or no market activity.

The following table summarizes financial assets and liabilities measured at fair value on a recurring basis and their assigned levels within the valuation hierarchy at December 31, 2014:

Fair Value Measurements on a Recurring Basis

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned:				
Mutual Funds and Common Stock	$2,133,911	-	-	$2,133,911
Options and warrants	84,705	$266,438	-	351,143
Preferred Stock	-	-	$698,390	698,390
Hedge Funds	-	-	53,108	53,108
Total	$2,218,616	$266,438	$751,498	$3,236,552
Liabilities				
Securities sold, not yet purchased				
Common Stock	$2,146,642	-	-	$2,146,642
Options	350	-	-	350
Total	$2,146,992	-	-	$2,146,992

Valuation Methodologies

The following are types of financial instruments the Company held as of December 31, 2014 as well as their valuation methodologies:

Mutual funds and common stock
Equity securities consist of investments in mutual funds and common stock of publicly-traded corporations. These are valued based upon the reported net asset value or quoted market prices and are classified as Level 1 within the fair value hierarchy.

Warrants
The Company owns warrants to purchase common stock of a publicly-traded corporation. These are valued based upon the use of an option pricing model and are classified as Level 2 within the fair value hierarchy. The significant inputs to the option pricing model are the volatilities of comparable companies.

Preferred stock
Investments in private companies are measured at fair value using valuation techniques involving recent transaction prices, including prices observed for subsequent financing or capital issuance by the company. Direct equity investments in private companies are categorized within Level 3 of the fair value hierarchy.

Hedge Funds
Investments in hedge funds are measured at fair value based on the Company's pro rata interest in the net assets of each fund, the fair value of which is supplied by the fund's manager to the Company at least on a quarterly basis. As the interests in hedge funds are not valued based upon quoted market prices, they are classified as Level 3 within the valuation hierarchy. The Company follows the practical expedient provision which permits the measurement of fair value based on the net asset value of the underlying fund, without further adjustment, unless management deems such net asset value to not be representative of fair value.

Transfers in and/or out of Levels
During the year ended December 31, 2014, $2,204 was transferred from Level 3 to Level 2. The Company owns non-publicly traded warrants to purchase common stock of a company that had an initial public offering during 2014, and the Company was able to value the security using quoted market prices of comparable companies. There were no transfers between Level 1 and Level 3 during the year ended December 31, 2014. The Company's policy is to transfer assets between Levels using the carrying value at the beginning of the year.

Level 3 fair value measurements
The following table shows a reconciliation of the beginning and ending fair value measurements of securities that are valued on a recurring basis and classified as Level 3 for the year ended December 31, 2014:

	Preferred Stock and Hedge Funds
Beginning balance	$355,760
Unrealized losses related to assets held at year-end	(295,293)
Transfer out of Level 3 to Level 2	(2,204)
Purchases	698,389
Sales / Redemptions	(5,154)
Ending balance	$751,498

Sensitivity of fair values to changes in significant unobservable inputs
For recurring fair value measurements categorized within Level 3 of the fair value hierarchy, a significant increase (decrease) in the recent transaction price of the preferred stock or the fair value of the investment companies would result in a significant higher (lower) fair value measurement.

Fair value of financial instruments
The fair values of the Company's other assets and liabilities which qualify as financial instruments approximate the carrying amounts presented on the Statement of Financial Condition.

5. Furniture, Equipment, and Leasehold Improvements

As of December 31, 2014, furniture, equipment, and leasehold improvements, net, consist of the following:

	Estimated Useful Life	Amount
Furniture	Three to Seven Years	$563,701
Machinery, equipment and software	Three to Five Years	3,889,768
Leasehold improvements	Lease Term	250,620
		4,704,089
Less: accumulated depreciation and amortization		(2,268,858)
		$2,435,231

During the year ended December 31, 2014, the Company determined that certain capital assets with a net book value of $47,762 were no longer in use or were obsolete.

6. Employee Share-Based Compensation and Benefit Plans

Share-Based Compensation Plans

The Company's employees participate in various share-based compensation plans sponsored by Holdings and Leerink Swann Massachusetts Business Trust (the holder of the majority of the voting units of Holdings) under which they are eligible to receive restricted shares of Holdings' Class B units and Class C units. The fair value of the Class B and Class C units is derived using a combination of widely accepted valuation approaches, including the market approach and discounted cash flow methods, as determined by a nationally recognized independent valuation firm. The Company recognizes an expense for awards granted under these plans on a straight-line basis over the vesting period of up to five years. Compensation awards are granted in accordance with the Company's Restricted Unit Plan whereby Class C units of Holdings are granted to the Company's employees and members based upon the fair value at the date of grant. During 2014, employees of the Company were granted 1,564,492 Class C units of Holdings with a weighted average grant date fair value of $7.49, as declared by the Board of Managers of Holdings.

Defined Contribution Plan

The Company maintains a qualified defined contribution profit sharing plan for essentially all full-time employees under which the Company may make a contribution out of available profits. As of December 31, 2014, the liability accrued for the profit sharing plan was $2,267,700.

Deferred Compensation Plan

Effective December 31, 2005, the Company implemented a deferred compensation plan (the "Plan"). This is a non-qualified plan under Internal Revenue Code Section 409A. The Plan requires employees who exceed certain compensation levels to defer a portion of their compensation into the Plan which vests over three to five years. The Plan was unfunded by the Company as of December 31, 2014.

7. Commitments and Contingencies

Leases

The Company and Holdings lease office facilities, and the Company leases equipment under various non-cancelable operating leases. The leases for the office space require minimum annual rental payments and clauses for operating cost adjustments.

Future minimum aggregate annual equipment rental commitments under these non-cancelable lease agreements, expiring through 2018, are as follows:

Year Ending December 31,	
2015	$316,079
2016	296,723
2017	93,603
2018	26,929
	$733,334

Revolving Note and Cash Subordination Agreement
In 2014, the Company entered into a revolving note and cash subordination agreement with Pershing LLC. The aggregate principal amount outstanding at any one time cannot exceed $5,000,000. The agreement was entered into on January 31, 2014 and has an initial term of one year. Interest payments are based on the higher of the Prime Rate or the Fed Funds Effective Rate, plus 3% for the first ten days that an advance is outstanding or plus 6% for each day that an advance is outstanding after ten days. As of December 31, 2014, there have been no borrowings on the revolving note and cash subordination agreement.

Other Contingencies
The Company has been named as a defendant in various legal actions arising from its normal business activities in which varying amounts are claimed. The Company is also involved in a number of ongoing examinations and regulatory reviews. Although the liability associated with those matters, if any, cannot be quantified at this time, in management's opinion, based upon advice from counsel, the amount of such liability is unlikely to have a material impact on the Company's financial position.

8. Regulatory Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the SEC under Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under the basic method permitted by the Rule, the Company is required to maintain minimum net capital, as defined, equivalent to the greater of $1,000,000 or 6-2/3% of aggregate indebtedness. The Company is not permitted to withdraw equity if certain minimum net capital requirements, as defined, are not met. At December 31, 2014, the Company had net capital of $81,884,095 which was $79,596,184 in excess of the amount required to be maintained at that date. The ratio of aggregate indebtedness to net capital was 0.42 to 1 at December 31, 2014.

9. Related Parties

During 2014, the Company shared office facilities and personnel with Leerink Swann Consulting LLC ("LSC"), a subsidiary of Holdings, and a business that was sold by Holdings to a third-party during the year ended December 31, 2014. Accordingly, the related costs of such arrangements

have been allocated to LSC in a manner which management believes is representative of the actual costs incurred.

Amounts receivable and payable between the Company and its affiliates arise primarily from the receipts and payments of cash on behalf of Holdings and Leerink Capital Partners LLC ("Capital Partners"), a newly formed subsidiary of Holdings.

Amounts receivable from related parties as of December 31, 2014 are set forth below:

Holdings	$3,558,865
Capital Partners	876,425
Total	$4,435,290

During the year ended December 31, 2014, the Company made equity distributions of $22,113,141 to Holdings and Special Holdings.

10. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statements through the date the Company's financial statements were issued. Management has determined that there are no material events that would require adjustments to, or disclosures in, the Company's financial statements other than those listed below.

For the period from January 1, 2015 through February 27, 2015, the Company distributed $6,820,074 to Holdings and Special Holdings.

STATEMENT OF FINANCIAL CONDITION

Leerink Partners LLC

December 31, 2014

Filed Pursuant to Rule 17a-5(e)(3) as a Public Document